SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

_________________

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):
[x]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. [NO FEE REQUIRED]

For the fiscal year ended December 31, 2004

OR

[_]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

         For the transition period from ______________ to _______________

Commission file number      0-14209

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below: Firstbank Corporation Amended and Restated 401(k) Plan

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

FIRSTBANK CORPORATION
311 Woodworth Avenue
Alma, Michigan 48801

FIRSTBANK CORPORATION AMENDED AND RESTATED
401(k) PLAN
Alma, Michigan

FINANCIAL STATEMENTS
December 31, 2004 and 2003

Crowe Chizek and Company LLC
Member Horwath International

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator of
Firstbank Corporation Amended and Restated
    401(k) Plan
Alma, Michigan

We have audited the accompanying statements of net assets available for benefits of the Firstbank Corporation Amended and Restated 401(k) Plan as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic 2004 financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2004 financial statements as a whole.

/s/ Crowe Chizek and Company LLC Crowe Chizek and Company LLC

Grand Rapids, Michigan
June 18, 2005

FIRSTBANK CORPORATION
AMENDED AND RESTATED 401(k) PLAN

FINANCIAL STATEMENTS
December 31, 2004 and 2003

FIRSTBANK CORPORATION AMENDED AND RESTATED
401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2004 and 2003

	2004	2003

ASSETS
Investments, at fair value (Note 4)
Common stock	$8,099,910	$9,821,142
Mutual funds	8,370,670	6,199,925
Common collective trust funds	3,670,206	2,654,465
Loans to participants	206,931	184,466

	20,347,717	18,859,998

Receivables
Participant contributions	-	-
Employer contribution	-	2,130
Other	-	2,419

	-	4,549

NET ASSETS AVAILABLE FOR BENEFITS	$20,347,717	$18,864,547

See accompanying notes to financial statements.

2.

FIRSTBANK CORPORATION AMENDED AND RESTATED
401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2004

Additions to net assets attributed to:
Investment income
Net appreciation in fair value of investments (Note 4)	$112,489
Interest	10,923
Dividends - cash	466,611
Dividends - stock	380,105

970,128

Contributions
Employer	398,759
Participants	826,939

1,225,698

Total additions	2,195,826

Deductions from net assets attributed to:
Benefits paid to participants	707,293
Other expenses	5,363

Total deductions	712,656

Net increase	1,483,170

Net assets available for benefits
Beginning of year	18,864,547

End of year	$20,347,717

See accompanying notes to financial statements.

3.

FIRSTBANK CORPORATION AMENDED AND RESTATED
401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2004 and 2003

NOTE 1 — DESCRIPTION OF PLAN

The following description of the Firstbank Corporation Amended and Restated 401(k) Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General: The Plan was established by the plan sponsor, Firstbank Corporation (the Company), effective January 1, 1988. The Plan is a defined contribution plan which covers all employees who are at least 21 years of age and have completed 90 days of service. The Plan is primarily designed to allow participants to make elective contributions to the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions: Elective deferrals by participants under the 401(k) provisions are based on a percentage of their compensation as defined in the Plan agreement and are subject to certain limitations. The Company may, at the sole discretion of the Board of Directors, contribute to each participant’s account a matching contribution which is a percentage of the participant’s elective contribution for the year. For 2004, the Company made matching contributions equal to 70% of the first 6% of the compensation deferred by each 401(k) participant subject to certain limitations as specified in the Plan agreement.

Participant Accounts: Each participant’s account is credited with the participant’s contributions and an allocation of (a) the Company’s contributions and (b) Plan earnings net of expenses. Allocations are based on participant earnings or account balances, as defined. Forfeitures of Company matching contributions due to participant termination are used to reduce the Company’s matching contribution. As of December 31, 2004, there were forfeitures totaling $27,482. The benefit to which a participant is entitled is the aggregate of the participant’s deferrals and rollovers and the vested portion of the Company matching and ESOP contributions.

Investment options: Participants may direct, on a quarterly basis, the trustee to invest their elective 401(k) contributions as well as Company matching contributions to the Plan in any of the available investment options. Participants can individually determine their investment options based on desired level of risk and return for all contributions (Company and employee) to the Plan. Participants have the option to invest their contributions (Company and employee) to purchase common stock of Firstbank Corporation.

Retirement, Death and Disability: A participant is entitled to 100% of his or her account balance upon retirement, death or disability while employed.

(Continued)

4.

FIRSTBANK CORPORATION AMENDED AND RESTATED
401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2004 and 2003

NOTE 1 — DESCRIPTION OF PLAN (Continued)

Vesting: Participants are immediately vested in their elective contributions plus actual earnings thereon. The Plan was amended effective December 31, 2002 to allow all participants to become 100% vested in their ESOP contributions as of that date (see Note 7). The participants’ account values attributable to the Company’s remaining contributions are vested according to the following schedule:

Completed Years of Service for Vesting (as defined in Plan agreement)	Vested Percentage of the Company's Contribution
1 2 3 4 5 6	0% 20 40 60 80 100

Payment of Benefits: A participant or his or her beneficiary receives the vested portion in the participant’s account in a lump-sum. A participant may receive the portion of his or her account invested in Firstbank Corporation stock as shares of common stock or in cash.

Loan Provisions: The Plan provides that participants can borrow funds against their account balances up to 50% of their vested account balance less the ESOP balance, or $50,000, whichever is less. The loans are secured by the balance in the participant’s account and bear interest rates that range from 6.50% to 13.52%.

Expenses: Substantially all administrative expenses are paid by the Plan sponsor.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Investment Valuation and Income Recognition: Investments are stated at fair value. Mutual fund shares and Firstbank Corporation common stock are traded on national exchanges and are valued at the last sales price on the date of valuation. Common collective trust funds are stated at fair value, which reflects the net asset value of the units held by the Plan as determined by the trustee. Participant loans and money market funds are valued at cost which approximates fair value.

Purchases and sale of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

(Continued)

5.

FIRSTBANK CORPORATION AMENDED AND RESTATED
401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2004 and 2003

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures, and actual results may differ from these estimates.

Risks and Uncertainties for Investments: The Plan has investments in mutual funds, common collective trust funds, and stocks. These investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participants’ individual account balances.

Payment of Benefits: Benefits are recorded when paid.

Concentration of Credit Risk: At December 31, 2004 approximately 40% of the Plan’s assets were invested in Firstbank Corporation common stock.

NOTE 3 — PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100% vested in their accounts.

NOTE 4 — INVESTMENTS

The following presents investments that represent 5% or more of the Plan’s net assets.

	2004	2003

Firstbank Corporation common stock	$8,099,910	$9,821,142
ABN AMRO Income Plus Fund	1,902,346	1,124,934
American Washington Mutual
Investor "A" Fund	1,478,713	1,101,267
PIMCO Total Return "A" Fund	1,072,513	1,132,075
ABN AMRO S&P 500 Index Fund	1,767,858	1,529,531
ABN Capital Growth "N" Fund	1,646,087	1,479,292
American 1st Eagle Overseas "A" Fund	1,936,914	960,549

(Continued)

6.

FIRSTBANK CORPORATION AMENDED AND RESTATED
401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2004 and 2003

NOTE 4 – INVESTMENTS (Continued)

During 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated/(depreciated) in value by $112,489 as follows:

Firstbank Corporation common stock	$(703,342)
Common collective trust funds	219,536
Mutual funds	596,295

$112,489

NOTE 5 — PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. Substantially all professional fees for the administration and audit of the Plan are paid by the Company. Other professional fees related to the investment and administration of the Plan’s assets were paid by the Plan. The fees paid by the Plan for these services amounted to $5,363 for the year ended December 31, 2004.

The 277,818 and 315,184 shares of Firstbank Corporation common stock held by the Plan as of December 31, 2004 and 2003 represent approximately 5.2% and 5.8% of the Company’s outstanding shares as of December 31, 2004 and 2003.

As of December 31, the Plan held the following party-in-interest investments (at fair value):

	2004	2003

Firstbank Corporation common stock	$8,099,910	$9,821,142
ABN AMRO S&P 500 Index Fund	1,767,858	1,529,531
ABN AMRO Chicago Capital Money Market Fund	-	164,059
ABN AMRO Growth "N" Fund	1,646,087	1,479,292
ABN AMRO Balanced "N" Fund	610,237	364,288
ABN AMRO Income Plus Fund	1,902,346	1,124,934
Loans to Plan participants	206,931	184,466

(Continued)

7.

FIRSTBANK CORPORATION AMENDED AND RESTATED
401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2004 and 2003

NOTE 5 — PARTY-IN-INTEREST TRANSACTIONS (Continued)

Approximately $234,003 of cash dividends were paid to the Plan by Firstbank Corporation during 2004 based on shares held by the Plan on the dates of declaration. This dividend income is included as dividends in the Statement of Changes in Net Assets Available for Benefits. A stock dividend equal to 5% of the outstanding shares was declared and paid by Firstbank Corporation in 2004. As a result of this stock dividend, Firstbank Corporation issued 13,134 additional shares of Firstbank Corporation common stock to the Plan which were recorded by the Plan at the fair value of the shares on the record date of $380,105..

NOTE 6 — TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated May 21, 2002 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan Administrator believes that the Plan is designed and is currently being administered in accordance with applicable provisions of the IRC.

NOTE 7 – ESOP TERMINATION

By a Firstbank Corporation Board of Directors resolution approved in November 2002, the ESOP features of the Firstbank Corporation Amended and Restated 401(k) Plan were terminated effective December 31, 2002. The ESOP portion of participant accounts which were not fully vested and had not incurred five breaks in service or received a total distribution of the vested amount of the ESOP account became fully vested. The ESOP accounts were distributed to eligible participants in 2003.

(Continued)

8.

FIRSTBANK CORPORATION AMENDED AND RESTATED
401(k) PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2004

Attachment to Form 5500, Schedule H, Part IV, Line 4i
Name of plan sponsor: Firstbank Corporation
Employer identification number: 38-2633910
Three-digit plan number: 002

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value

	Common Stock
*	Firstbank Corporation	277,818.489 shares of common stock	#	$8,099,910

	Mutual Funds
	Pacific Investment	99,970.2610 shares of PIMCO Total
	Management Company	Return "A" fund	#	1,072,513

*	ABN AMRO	70,972.02 shares of Growth "N" fund	#	1,646,087

	American Funds	88,782.689 shares of American
		1st Eagle Overseas "A" fund	#	1,936,914

	Veredus Asset	41,962.485 shares of Veredus
	Management LLC	Aggressive Growth "N" fund	#	790,720

	American Funds	47,931.409 shares of American Washington
		Mutual Investor "A" fund	#	1,478,713

*	ABN AMRO	54,925.806 shares of Balanced "N" fund	#	610,237

	State Street Research	20,587.95 shares of State Street Research
		Capital Trust Research Aurora fund	#	835,486

				8,370,670

(Continued)

9.

FIRSTBANK CORPORATION AMENDED AND RESTATED
401(k) PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2004

Attachment to Form 5500, Schedule H, Part IV, Line 4i
Name of plan sponsor: Firstbank Corporation
Employer identification number: 38-2633910
Three-digit plan number: 002

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value

	Common Collective Trust Funds
*	ABN AMRO	355,218.8750 shares of ABN AMRO S&P 500 Index fund	#	$1,767,858

*	ABN AMRO	Liquidity Fund		2

*	ABN AMRO	334,421.1280 shares of ABN AMRO Income Plus	#	1,902,346

				3,670,206

	Loans
*	Participant loans	Maturing through May 10, 2011 with interest rates ranging from 5.00% to 10.00%	#	206,931

				$20,347,717

* Party-in-interest
# Investment is participant directed, therefore historical cost is not required.

(Continued)

10.

SIGNATURES

        The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees of the Firstbank Corporation Amended and Restated 401(k) Plan have caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRSTBANK CORPORATION AMENDED AND RESTATED 401(K) PLAN By: Firstbank Corporation Plan Administrator By: /s/ David L. Miller —————————————— David L. Miller Vice President of Human Resources

Date: June 28, 2005

EXHIBIT INDEX

Exhibit No.	Description

23	Consent of Independent Registered Public Accounting Firm